

Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

June 24, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 24, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from Alpex Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, consisting of one Class A Ordinary Share, $0.0001 par value, one redeemable Warrant to acquire one Class A Ordinary Share, and one Right to acquire one-fourth of one Class A Ordinary Share

Class A Ordinary Shares, par value $0.0001 per share

Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50

Rights, each whole right to acquire one-fourth of one Class A Ordinary Share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi